SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         Date of Report: August 23, 2002



                                    BIORA AB

                             SE-205 12 Malmo, Sweden

                         Telephone: (011) 46-40-32-13-33

         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  [X]  Form 20-F               [ ]  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  [ ]  Yes                     [X]  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



         This Form 6-K consists of the second quarter report and press release dated August 23, 2002 of Biora AB.

                        Report for the first half of 2002

                                 Biora AB (publ)

                                 August 23, 2002

                                                     2nd Qtr       2nd Qtr     First half   First half    Full year
                                                       2002         2001           2002        2001         2001
-------------------------------------------------- ------------- ------------ ------------- ------------ ------------

Net sales, SEK million                                 36.4         28.8          71.4         55.8        110.7
-------------------------------------------------- ------------- ------------ ------------- ------------ ------------
Operating result, SEK million                           1.4         -6.2           0.4        -15.2        -26.5
-------------------------------------------------- ------------- ------------ ------------- ------------ ------------
Net  result, SEK million                                1.4         -6.1           0.7        -14.8        -25.1
-------------------------------------------------- ------------- ------------ ------------- ------------ ------------



     o    Sales during the first half of 2002 increased by 28 percent to SEK
          71.4 million (compared to SEK 55.8 million for the first half of 2001).

     o    Sales during the second quarter 2002 increased by 26 percent to SEK
          36.4 million (compared to SEK 28.8 million for the second quarter
          2001). The increase occurred primarily in the United States, Germany and Japan.

     o Net result for the first half of 2002 was a profit of SEK 0.7 million (compared to a net loss of SEK 14.8 million for the first half of 2001).


Biora develops, manufactures and sells biology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates the tooth-supporting structure that the tooth has lost due to periodontitis. Biora's American Depositary Shares are quoted on the OTC market in the U.S. and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

---------------------------------------------------------------------------------------------------------
Corp. Communication/Investor Relations         +46-40- 32 13 65 (direct)       e-mail:
Tommie Johansson                               +46-40- 32 13 55 (fax)          tommie.johansson@biora.com
Biora AB (publ)                                +46-703- 22 13 65 (mobile)
Medeon,  SE-205 12 Malmo
http://www.biora.com
Internet:


Report for the first half of 2002.

Biora's net sales for the first half of 2002 amounted to SEK 71.4 million (SEK
55.8 million). This represents an increase in revenue of 28 percent (27 percent at fixed rates of foreign exchange). The increase in sales occurred primarily in the United States, German and Japanese markets.


Sales during the second quarter equaled SEK 36.4 million (SEK 28.8 million), an increase of 26 percent (31 percent at fixed rates of exchange).



                          Sales by quarter, SEK million



                              [ Bar Graph Omitted]





                  Moving annual sales reported by quarter, Q2 2000 - Q2 2002, SEK million




                              [Line Graph Omitted]





Throughout this report, figures for the comparable period in year 2001 are noted in parentheses immediately following the year 2002 figures.)

MARKETS

Continued strong sales growth in the U.S market

The United States is Biora's single largest market. Sales in the first half of 2002 were SEK 35.1 million (SEK 29.7 million), an increase of 18 percent both in SEK and in U.S. dollars compared to the corresponding period in 2001. Sales during the second quarter equaled SEK 18.8 million (SEK 16.5 million).

Sales growth of 17 percent in the German market

Germany is Biora's largest market in Europe. Sales in the first half of 2002 amounted to SEK 13.8 million (SEK 11.8 million), an increase of 17 percent (15 percent in local currency) compared to the corresponding period in 2001. Sales during the second quarter equaled SEK 7.2 million (SEK 5.5 million). In June 2002, Biora signed an agreement with Willvonseder & Marchesani regarding the distribution of Emdogain(R)Gel in Austria. Willvonseder & Marchesani is one of the leading suppliers of dental products in Austria. (Sales in Austria are included in the German market sales).

Launch of Emdogain(R)Gel in Japan

The launch of Emdogain(R)Gel took place during mid-April in conjunction with the Japanese Association of Clinical Periodontology's conference, one of the largest periodontal congresses in Japan. The introduction of Emdogain(R)Gel has resulted in positive responses from customers. Biora's deliveries of Emdogain(R)Gel to Seikagaku, its Japanese partner, during the first half of 2002 amounted to SEK
7.9 million. No shipments were made during the corresponding period in 2001.

RESEARCH AND DEVELOPMENT

Biora's research efforts are focused on developing new, proprietary products for the dental market, and on expanding the indications for Emdogain(R)Gel.

A registration application for the furcation indication (periodontal defects between the dental roots) was submitted to the Food and Drug Administration
(FDA) during June 2002. An application for the indication for recession defects (exposed root surfaces) will be submitted to the FDA during the third quarter 2002.

Ongoing research projects are progressing as follows:

o An enamel matrix protein-based product for endodontic therapy (treatment of dental pulp) - the phase I trial is ongoing.

o A patent-protected pharmaceutical product to treat xerostomia (dry mouth) - one phase I study was completed during the second quarter this year. Biora is now, in collaboration with Medpharma, planning to initiate a phase II study.

OTHER INFORMATION

New Chief Financial Officer

Svante Lundell has been appointed as the new Chief Financial Officer of Biora AB effective September 1st, 2002. He has most recently practiced as a financial consultant focusing on financial analysis and was previously Vice President, Finance Europe at Hercules Inc., a US specialty chemical company. Svante Lundell replaces Kerstin Palsson, who has decided to resign from her position for family reasons. She joined Biora as Group Controller in 1997.

Biora will provide financial information to shareholders in a more cost-effective manner

In discussions with Biora's shareholders the company has realized that more and more shareholders use Biora's homepage (www.biora.com ) as their primary source when searching for new information about the Company. One of the reasons for this is that all Press Releases and Financial Reports are published on Biora's homepage directly after they have been made public while the printed copy of the financial quarterly reports does not reach Biora's shareholders until approximately a week later. Shareholders can now also register directly on Biora's website to receive the quarterly reports and press releases via e-mail immediately after the information has been made public. To register please visit Biora's homepage, click the "Register" button, fill in the application form and click "Submit". Due to the availability of electronic delivery of the Company reports, and in order to eliminate the significant costs to the Company that are associated with the printing and distribution of the quarterly reports, Biora's Management Group believes that it is in the best of interest of the Company to cease the printing and distribution of future quarterly financial reports. For those shareholders who would like to continue to receive a hard copy of the quarterly reports by post mail, please contact Biora. Biora will continue to distribute a printed copy of its annual report to shareholders.

FINANCIAL INFORMATION


Net sales

The Group's net sales during the first half of 2002 increased to SEK 71.4 million (SEK 55.8 million). This corresponds to an increase of 28 percent (27 percent at fixed rates of exchange). For the second quarter, net sales equaled SEK 36.4 million (SEK 28.8 million).

Results


Gross profit during the first half of 2002 was SEK 58.4 million (SEK 43.1 million). The improvement is primarily attributed to increased sales in the United States and Germany as well as to the launch of Emdogain(R)Gel in Japan. Gross profit for the second quarter equaled SEK 30.3 million (SEK 22.4 million) whereas SEK 1 million is due to the effect of the exchange rate related to internal deliveries to Biora Inc. in the U.S.

The operating result in the first half of 2002 amounted to a profit of SEK 0.4 million (SEK 15.2 million loss). This is due to the increase in sales. Selling expenses were increased by SEK 1.2 million and research and development costs decreased by SEK 5.0 million. The reduction in R&D expenses is primarily due to completion of certain R&D projects during 2001. Administrative expenses during the first half of 2002 decreased by SEK 0.8 million. The change in other operating income and expenses is explained in note 2 to the consolidated statements of operations. For the second quarter, the operating result equaled a profit of SEK 1.4 million (SEK 6.2 million loss).


Net financial items for the first half of 2002 were SEK 0.4 million (SEK 0.5 million).


The net result after tax in the first half of 2002 was a profit of SEK 0.7 million (SEK 14.8 million loss) corresponding to a profit of SEK 0.03 per share (SEK 0.70 loss) calculated on the average number of shares outstanding (23,753,800, compared to 21,203,800 during the corresponding period in 2001). The net result for the second quarter was SEK 1.4 million (SEK 6.1 million loss), which corresponds to a profit per share of SEK 0.06 (SEK 0.29 loss).


Capital expenditures

Capital expenditures for tangible long-term assets and patents during the first half of 2002 were SEK 1.7 million (SEK 1.2 million).


Financial position

The net change in cash and cash equivalents during the first half of 2002 was negative SEK 8.4 million (negative SEK 18.9 million).

At the end of the reporting period (figures for December 31, 2001 for comparison are given below in parentheses) the Group's liquid funds amounted to SEK 43.1 million (SEK 51.5 million), the equity/assets ratio was 64.8 percent (60.6 percent) and the Group's equity amounted to SEK 56.5 million (SEK 55.9 million).


Employees

As of June 30, 2002, the Group had 76 employees, compared to 83 at December 31, 2001.


Parent company

Net sales for the first half of 2002 equaled SEK 44.0 million (SEK 26.5 million) and the loss before appropriations and income taxes was SEK 0.2 million (SEK
18.3 million loss).

Capital expenditures for tangible long-term assets and patents during the first half of 2002 were SEK 1.4 million (SEK 0.5 million). The net change in cash and cash equivalents for the first six months was negative by an amount of SEK 3.3 million (neg. SEK 20.5 million). At the end of the reporting period (figures for December 31, 2001 for comparison are given below in parentheses) the parent company's liquid funds amounted to SEK 36.6 million (SEK 39.9 million), the equity/assets ratio was 82.2% (77.9 %) and the parent company's equity amounted to SEK 72.4 million (SEK 72.2 million).

Accounting principles

The accounting principles and calculation methods used in this report for the first half of 2002 are the same as those used in the annual report 2001.

Upcoming financial information

Biora will publish financial information on the following dates:

Interim Report for the first nine months 2002                  November 7, 2002




Malmo, August 23, 2002

Donna Janson, President and CEO

Biora's auditors have not audited this interim report.

Biora AB has registered the trademarks Emdogain(R) and PrefGel(TM). In this report these registrations are only publicized in this paragraph.

--------------------------------------------------------------------------------

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
For further information, please contact:

- Tommie Johansson, Corporate Communications and Investor Relations, Biora, tel: +46 40-32 13 65 or +46 70 32 21 365
-  Donna Janson, President and CEO of Biora, tel: +46 40 32 12 28
-  http://www.biora.com

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          2002        2002      2001       2002       2001       2001
(Swedish GAAP, unaudited)                                 Half     2nd Qtr   2nd Qtr       Half       Half  Full year
                                                          year                             year       year
                                                     (TUSD) 1)      (TSEK)    (TSEK)     (TSEK)     (TSEK)     (TSEK)
Net sales                                                7 011      36 380    28 840     71 386     55 847    110 677

Cost of goods sold                                      -1 271      -6 129    -6 424    -12 943    -12 730    -22 797

Gross profit                                             5 740      30 251    22 416     58 443     43 117     87 880

Selling expenses                                        -3 646     -17 903   -17 999    -37 118    -35 909    -76 998

Administrative expenses                                 -1 085      -5 732    -5 717    -11 051    -11 875    -22 880

Research and development costs                            -866      -4 478    -6 957     -8 822    -13 834    -26 787

Other operating income and expenses 2)                    -108        -775     2 070     -1 096      3 289     12 321

Operating result                                            35       1 363    -6 187        356    -15 212    -26 464


Financial net                                               43          90        66        436        466      1 403

Result after financial items                                78       1 453    -6 121        792    -14 746    -25 061


Income tax 3)                                              -11         -63       -22       -113        -22        -34

Net result for the period                                   67       1 390    -6 143        679    -14 768    -25 095


Result per share 4)                                       0,00        0,06     -0,29       0,03      -0,70      -1,14


Number of shares outstanding at the end of the
period (000s)                                           23 754      23 754    21 204     23 754     21 204     23 754


Average number of shares outstanding (000s)             23 754      23 754    21 204     23 754     21 204     22 014


1)   Average exchange rate Jan-June, 2002, USD 1 = 10,1818

2) Installments for license agreement regarding a development project for xerostomia are included in other operating income by 1,039 TSEK in the first quarter, 1.963 TSEK in the second quarter and by 4,965 TSEK during the full year 2001. Other operating income and expense for the full year 2001 also includes a lump sum amounting to 10,000 TSEK ( 0 TSEK in the first and second quarter) for a license agreement regarding a BioEx development project in woundhealing (non dental). Consolidated other expenses for the full year 2001 include 1,200 TSEK ( 0 TSEK in the first and second quarter) in royalty expenses to the Swedish Industrial Fund for the latter license agreement as well as 1,447 TSEK ( 0 TSEK in the first and second quarter) in administrative expenses in connection with outlicensing of the woundhealing project. Other operating income and expenses during the first half of 2002 consists mainly of unrealized exchange rate changes.

3) The Company does not account for any tax income, either in respect of the result for the period or in respect of accumulated losses. Deferred tax assets have been reduced by a valuation allowance to the amount that is "more likely than not" to be realized. The net deferred tax asset is zero.

4) Result per share has been calculated by dividing the net result for the period by the average number of shares. Since the present value of the options' exercise prices is higher than the net realizable value of the shares, the result per share before and after dilution is the same.


CONSOLIDATED BALANCE SHEETS

(Swedish GAAP, unaudited)                                          June 30   June 30    June 30     Dec 31
                                                                      2002      2002       2001       2001
                                                                 (TUSD) 1)    (TSEK)     (TSEK)     (TSEK)

Intangible long-term assets                                            778     7 919      7 253      6 948
Tangible long-term assets                                              273     2 778      5 045      3 738
Financial long-term assets                                              58       590        642        634
Total long-term assets                                               1 109    11 287     12 940     11 320

Inventories                                                            846     8 616      5 832      7 836
Current receivables                                                  2 374    24 174     24 035     21 495
Bank deposits                                                            -         -     20 000     25 951
Cash and bank                                                        4 233    43 099     14 840     25 520
Total current assets                                                 7 453    75 889     64 707     80 802

Total assets                                                         8 562    87 176     77 647     92 122

Shareholders' equity 2)                                              5 544    56 451     41 352     55 870
Provisions                                                              25       252        278        305
Long term liabilities 2), 3)                                             -         -      3 506          -
Current liabilities 3)                                               2 993    30 473     32 511     35 947

Total shareholders' equity and liabilities                           8 562    87 176     77 647     92 122


1) Average exchange rate Jan-June 2002, USD 1 =    10.1818

2) Change in shareholders' equity


                                                         Share       Other   Accumu-      Total      Total      Total
                                                       capital  restricted     lated   06.30.02   06.30.01   12.31.01
                                                                    equity      loss
Opening balance                                            950      90 004   -35 084     55 870     50 915     50 915

Disposition of loss                                                -22 030    22 030          0          0          0

Earlier received option  premiums matured                                                     -      5 320      5 320

Issuance of new shares                                                                        -          -     23 805

Liabilities for option premiums received
  transferred to share premium reserve                                                        -          -      1 106

Change in translation differences                                     -123        25        -98       -115       -181

Result for the period                                                            679        679    -14 768    -25 095
                                                           950      67 851   -12 350     56 451     41 352     55 870
Closing balance

3) Interest-bearing liabilities amounted to zero on June 30, 2002 and December 31, 2001, and to 2,400 TSEK on June 30, 2001.



STATEMENT OF CASH FLOWS

Consolidated (TSEK)                                                             2002       2001     2002      2001      2001
(Swedish GAAP, unaudited)                                                        2nd        2nd      1st       1st      Full
                                                                                 qtr        qtr     half      half      year

Result for the period                                                          1 390     -6 143      679   -14 768   -25 095

Depreciation and amortization                                                    802      1 362    1 596     2 608     5 939

Other adjustments to reconcile net result to net cash flows from
operating activities                                                              52        952      106       977        89

Change in assets and liabilities                                              -5 425     -2 932   -8 304    -9 021    -6 413

Net cash used in operating activities                                         -3 181     -6 761   -5 923   -20 204   -25 480

Capital expenditures (tangible assets and patents)                            -1 323       -776   -1 710    -1 186    -2 872

Payments concerning other long-term receivables                                    -          -        -     1 920     1 920

Net cash used in/from investing activities                                    -1 323       -776   -1 710       734      -952

Net cash from financing activities                                                 -          -        -         -    23 500

Effect of exchange rate changes on cash and cash equivalents                    -417        144     -739       555       648

Net change in cash and cash equivalents                                       -4 921     -7 393   -8 372   -18 915    -2 284

KEY RATIOS

Consolidated                                         2002            2001          2001        2000       1999
(Swedish GAAP, unaudited)                        1st half        1st half     Full year   Full year  Full year

Net sales (TSEK)                                   71 386          55 847       110 677      89 160     73 556

Gross margin, % 2)                                   81.9            77.2          79.4        76.3       79.0
R & D costs (TSEK) 3)                               8 822          13 834        26 787      42 789     41 597

Return on capital employed, % 1), 4)                  2.8           -59.2         -45.5       -83.7      -50.7

Return on equity,% 5)                                 2.4           -64.0         -47.0       -85.4      -50.8

Equity/assets ratio, % 6)                            64.8            53.3          60.6        55.8       78.3

Net debt/equity ratio, % 7)                         -76.3           -78.4         -92.1      -100.9      -88.5

Total equity (TSEK)                                56 451          41 352        55 870      50 915    127 406

Average number of shares
outstanding, 000s 8)                               23 754          21 204        22 014      21 204     21 204

Equity per share, SEK 8)                             2.38            1.95          2.54        2.40       6.01

Result per share, SEK 8)                             0.03           -0.70         -1.14       -3.59      -4.09

Cash flow per share, SEK 9)                         -0.35           -0.89         -0.10       -2.78      -3.50

1) Return on capital employed and return on equity have been calculated by multiplying the six-month operating results by 2 to obtain comparability with the other twelve-month key ratios presented.

2)   Gross profit divided by net sales.

3) R&D costs are shown gross, including capitalized costs. During 2002, as in 1999, 2000 and 2001, no costs were capitalized under the heading Capitalized R&D costs, which explains why the net and gross costs were equal at 8 822.

4) Operating result plus financial income divided by average total assets (total assets less non-interest-bearing operating liabilities including deferred taxes).

5)   Net result divided by average equity.

6)   Shareholders' equity divided by total assets.

7) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.

8) The dilution effects of outstanding options have not been considered when calculating equity, result and cash flow per share for the years 1999-2002 as the present value of the exercise prices at each year end has been higher than the net realizable value of the shares.

9) Net change in cash and cash equivalents divided by the average number of shares in accordance with note 8).



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     BIORA AB


Dated: August 23, 2002               By:  /s/ Kerstin Palsson
                                          -----------------------------
                                          Kerstin Palsson
                                          Chief Financial Officer